UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Preliminary Operating Results of KB Kookmin Card

for Fiscal Year 2012 (Consolidated)

On February 6, 2013, KB Kookmin Card Co., Ltd. (“KB Kookmin Card”), a wholly-owned subsidiary of KB Financial Group Inc. (“KB Financial Group”) disclosed its preliminary operating results for fiscal year 2012. The preliminary figures presented herein are based on the Korean International Financial Reporting Standards (“K-IFRS”) and are currently being audited by our independent auditor and are subject to change.

(Won in millions, %)		4Q 2012	3Q 2012	% Change Increase (Decrease) (Q to Q)	4Q 2011*	% Change Increase (Decrease) (Y to Y)
Operating Revenue**	Specified Quarter	741,990	738,606	0.46	789,975	(6.07)
	Cumulative	2,921,167	2,179,177	—	2,426,030	20.41
Operating Income	Specified Quarter	127,950	106,512	20.13	141,650	(9.67)
	Cumulative	386,662	258,712	—	412,566	(6.28)
Income before Income Taxes	Specified Quarter	126,513	102,987	22.84	141,972	(10.89)
	Cumulative	382,328	255,815	—	410,797	(6.93)
Net Income***	Specified Quarter	96,773	78,490	23.29	114,713	(15.64)
	Cumulative	291,592	194,819	—	319,794	(8.82)

*	The cumulative figures herein cover the ten-month period from March 1 to December 31, 2011. KB Kookmin Card was established on March 2, 2011 as a wholly-owned subsidiary of KB Financial Group following the spin-off of the credit card business from Kookmin Bank.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.
***	Represents profit attributable to equity holders of the parent entity.

Report of Change in Revenue or Income of More than 15% (KB Kookmin Card)

On February 6, 2013, KB Kookmin Card reported changes in its revenue and income, each on a separate basis, as described below.

Key Details			(Won in thousands, %)

	FY 2012	FY 2011*	Change (Amount)	Change (%)
Revenue and Income
- Operating Revenue**	2,920,747,348	2,426,030,171	494,717,177	20.4
- Operating Income	386,242,607	413,560,082	(27,317,475)	(6.6)
- Income before Income Taxes	381,909,013	411,781,255	(29,872,242)	(7.3)
- Net Income	291,173,002	320,777,837	(29,604,835)	(9.2)
Other Financial Data
- Total Assets	14,046,164,475	13,327,761,086
- Total Liabilities	10,967,797,520	10,544,002,000
- Shareholders’ Equity	3,078,366,955	2,783,759,086
- Capital Stock	460,000,000	460,000,000
- Shareholders’ Equity / Capital Stock Ratio (%)	669.2	605.2

*	The figures for FY 2011 herein cover the ten-month period from March 1 to December 31, 2011. KB Kookmin Card was established on March 2, 2011 as a wholly-owned subsidiary of KB Financial Group following the spin-off of the credit card business from Kookmin Bank.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.

•

The preliminary figures presented above are based on the Korean International Financial Reporting Standards (“K-IFRS”) and are currently being audited by our independent auditor and are subject to change.

•

The increase in operating revenue in FY 2012 was due primarily to the difference in the length of the period covered by FY 2011 and FY 2012. KB Kookmin Card was established on March 2, 2011 and the figures presented above for FY2011 cover the ten-month period from March 1 to December 31, 2011, whereas the figures presented above for FY 2012 are for a twelve-month period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 6, 2013	By: /s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon
	Title:	Deputy President & CFO